Exactech, Inc.
2320 NW 66th Court
Gainesville, FL 32653

December 21, 2016

VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3030
Washington, DC 20549

Attention:    Martin James
Michael Faye
Kate Tillan
Tom Jones
Tim Buchmiller

RE:        Exactech, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed March 3, 2016
Form 10-Q for the quarterly period ended March 31, 2016
Filed April 29, 2016
File No. 000-28240

Ladies and Gentlemen:

Set forth below is the response of Exactech, Inc., a Florida corporation (the "Company" or “Exactech”), to the Staff's comments provided in the letter dated November 22, 2016 (the "Comment Letter") with respect to the Company’s Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) and Form 10-Q for the quarterly period ended March 31, 2016 (the “Form 10-Q”).

In the responses below, references to “we”, “us” or “our” refer to the Company. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Excess and Obsolete Inventories, page 39

1.
We note as part of your revised disclosure in response to comment 1 that you are required to maintain substantial levels of inventory as part of your business model. Please quantify in future filings the carrying amount of inventory you have identified as slow moving.

Securities and Exchange Commission
December 21, 2016

Response:

The Company supplementally advises the Staff that in future filings the Company will provide the slow moving inventory balance as of the reported periods.

2.
We note in response to comment 4 that your independent agents responsible for the consigned/loaned inventory are also responsible for confirming the number of kits in their possession at the time of their location’s annual inventory count. Please explain to us how you determined your controls are sufficient for verifying the existence of the kits.

Response:

The Company supplementally advises the Staff that surgeries and kit usage in hospital locations are monitored by employees of the Company by reviewing the surgeries performed during the month at the customer hospitals against the instruments on loan or consignment at the hospital. This process assists the Company to verify the kit is appropriately placed and is being used on a regular basis by comparing the number of surgeries completed against the total number of instrument sets. As the Company works to manage the instrumentation in the most efficient way possible, the monthly reviews of the surgeries by location identify any instrument kits that are not used frequently are returned to the Company for redeployment in another location. If any instrument kit in the field were missing in a location that has frequent surgeries the Company would be notified of the missing items because the surgery would not be able to be performed without a complete instrument kit. Due to the need for complete instrument kits for surgeries and the return to the Company of lesser used instrument kits the Company believes its processes and controls, as described herein, are sufficient to support the existence assertion.

Item 8. Financial Statements
Note 2. Summary of Significant Accounting Policies
Inventories, page 51

3.
We note your proposed disclosure in response to comment 16. In future filings, please separately describe the circumstances and accounting for LCM valuations versus your slow moving inventory allowances. The disclosure should address how you determine the amounts of each and how you treat reversals. If your accounting treatment for slow moving inventory is not based on a LCM model that prohibits adjustment reversals, please describe your methodology, its rationale, and how it complies with US GAAP. In this regard, please clarify that the cost basis is not reduced for the slow moving allowances and that subsequent-period changes are considered changes in estimate (i.e., cost of sales could be increased or decreased).

Response:

The Company supplementally advises the Staff that the Company will revise future filings to more clearly explain the inventory valuation and slow moving allowance. The changes in the allowance for slow moving inventory are changes in estimates related to the items that the Company considers slow moving and are not considered an adjustment to the inventory cost basis. The following is the proposed disclosure to be included in the Company’s future filings:

Inventories - Inventories are valued at the lower of cost or net realizable value using a FIFO inventory method. Inventory is comprised of implants and instruments held for sale, including implants consigned or loaned to customers and agents. The consigned or loaned inventory remains our

Securities and Exchange Commission
December 21, 2016

inventory until we are notified of the implantation. Our independent agents have contractual responsibility for any discrepancies in our consigned or loaned inventory, which can result in the agent’s loss of compensation if the inventory is lost. We are required to maintain substantial levels of inventory because it is necessary to maintain all sizes of each component to fill customer orders. The size of the component to be used for a specific patient is typically not known with certainty until the time of surgery, and certain sizes are typically used less frequently than the “standard” sizes. Due to this uncertainty, a minimum of one of each size of each component in the system to be used must be available to each sales representative at the time of surgery, including unusual sizes that will be sold less frequently than “standard” sizes. Although we may conclude that it is more likely than not that all quantities on hand of certain sizes will eventually not be sold, we do not consider such items “excess inventory,” as our business model requires that we maintain such quantities in order to sell the “standard” sizes.

As a result of the need to maintain substantial levels of all sizes and components of inventory, we are subject to the risk of inventory obsolescence. In the event that a substantial portion of our inventory becomes obsolete, it would have a material adverse effect on the Company. For items that we identify as obsolete, we record a charge to reduce their carrying value to net realizable value.

An allowance charge for slow moving inventories is recorded based upon an analysis of slow moving inventory items within a product group level. The slow moving inventory allowance is analyzed and calculated based on comparing the current quantity of inventory to historical sales and provides an allowance for any slow moving inventory on a systematic basis, which recognizes the cost of anticipated future obsolescence over the average fifteen year expected life of product groups. We believe this method is appropriate as it recognizes the lack of utility of these items (as a charge to cost of goods sold) over the related product group revenue life cycle. The key inputs to our slow moving allowance are trailing twelve months usage and the expected product life. As the slow moving allowance is an estimate of future obsolescence, changes in sales patterns from historical trends and future product release schedules, could impact the slow moving allowance balance, and result in higher or lower charges to the periodic cost of goods sold. As of December 31, 2015, we have inventory items with a cost basis of approximately $17.3 million that we determined to be slow moving inventory and for which we have provided an allowance of approximately $11.3 million. We also maintain an allowance for lost or damaged inventory to allow for the cost of items that are lost or damaged. During the years ended December 31, 2015 and 2014 we experienced charges related to the slow moving, lost or damaged and obsolete inventory allowances of $4.9 million and $4.0 million, respectively.

We also test our inventory levels for the amount of inventory that we expect to sell within one year. Due to the scope of products required to support surgeries and the fact that we stock new subsidiaries, add consignment locations, and launch new products, the level of inventory often exceeds the forecasted level of cost of goods sold for the next twelve months. We classify our estimate of such inventory as non-current.

4.
In response to comment 10 you set forth that you do not typically identify lower of cost or market write-downs because the cost of your inventory is typically well below market for the product group. Please clarify for us the circumstances when a specific determination of market value under ASC 330-10-35-4 is warranted. In addition, explain to us and describe your significant assumptions and methodology for determining the estimated sales value and costs of completion and disposal as part of your market determination. For example, address whether you assign an estimated sales value to slow moving inventory.

Securities and Exchange Commission
December 21, 2016

Response:

In accordance with ASC 330-10-35-8, the Company does apply the lower of cost or market on an item number basis when that most appropriately reflects periodic income, such as when an individual item sells for lower than its cost. However, we typically identify lower of cost or market write-downs either upon the obsolescence or discontinuance of a specific item or product group. In such cases, the “market” price is essentially zero and we would write-down such individual items to a zero cost basis.

As noted in our prior response, the Company generally performs the lower of cost or market analysis at the product group level. We have not historically performed a detailed analysis of market and costs of completion and disposal. However, we note the following high-level calculation using the information provided in our prior response in Exhibit C as a demonstration of the significant margin that exists and why we haven’t performed more detailed calculations. We note that costs of completion of inventory include costs to complete manufacturing on raw materials and work-in-process items. However, we note raw materials and work-in-process included in the product groups are not material and therefore, the costs to complete are not significant.

(in thousands)
Product Group Inventory Cost	$3,163
less slow moving inventory	$(366)
$2,797
Average gross margin	84%

Estimated sales price of product group inventory on hand	$19,775
Commissions	3,955
Estimated sales less commissions	$15,820

5.
In response to comment 9, you told us your analysis of slow moving inventory is completed on a worldwide basis. Please tell us the extent to which you move inventory for re-balancing. Tell us whether this is true on a worldwide basis or just a regional basis. Given your other statement that you are required to maintain at least one of each size of the components, tell us how that requirement is considered in your analysis since it would seem that you would not be able to move this minimum required inventory.

Response:

The Company supplementally advises the Staff that the Company’s inventory can be moved from one hospital, agent or subsidiary location to another. This movement can be done either on a regional level or a worldwide level, depending on the situation. For example, a new product rollout in the Company’s knee segment group may be deployed in a group of hospitals in the United States, which would reduce that specific hospital group’s need for the older knee product group. That older knee product group may still be used in one of our existing international customers or a new customer that will use the older product. In this case, the entire inventory of that product group would be moved.

6.
In response to comment 10, you told us for most product groups commercially launched greater than one year, you establish an allowance for slow moving inventory based on the 12-month rolling sales history. As such, it appears that you do not begin to record your

Securities and Exchange Commission
December 21, 2016

slow moving allowance for a product group until you have sold the product group for one year. Please explain why you think it is appropriate not to recognize the cost of the slow moving inventory for that first year. Also tell us how often you review the slow moving allowance based on the 12-month rolling sales history (i.e., quarterly or annually).

Response:

The Company supplementally advises the Staff that the slow moving allowance is not calculated for the first year of a launch because the first year of a product’s launch is focused on clinical evaluation of the product in surgery and at times adjusting the product based on feedback from the surgeons using the product. The products are typically not fully marketed or launched during this first year and the Company’s sales volumes and inventory levels are therefore minimal in relation to company expectations upon full market acceptance. Therefore any evaluation based on the sales trends in the first year would not be reflective of the products full market acceptance. The Company reviews the slow moving allowance based on the 12-month rolling sales history on a quarterly basis.

7.
In response to comment 10, you told us the amount of inventory on hand that exceeds five years of sales, based on the rolling 12-month sales history by product SKU, is identified as slow moving inventory. Since you told us that some sizes are sold only rarely, your method would seem to over-estimate sales of these slowing moving products in periods when one or a few were sold in the past twelve months and under-estimate sales when none were sold in that period. Given the nature of your operations, it is not clear why using only the past twelve months of sales is a reasonable basis to determine the amount of your allowance. While we note you told us that market acceptance and future forecasting have proven difficult to predict, your current method may not be reasonable when looking at the slow moving items that may only sell a few units over the entire life of the product group. Further, we note that you do prepare sales forecast which are used in your classification of current and non-current inventory. Please explain why management is not able to also consider these sales forecasts for each product group over the product’s life for these slow moving items.

Response:

The Company supplementally advises the Staff that the Company believes the rolling 12-month sales history is a reasonable estimate as it averages out the sales flow of the product group based on their life cycle, as opposed to estimating over a longer period of time, which might over-estimate “newer” products and under-estimate the older products. In practice we have not experienced material variations in the aggregate slow moving allowance charges as a result of SKU’s that are low in usage. Estimating slow moving allowance using forecasts, would result in an underestimation of the slow moving allowance charge as our aggregated SKU forecasts have consistently been higher than our actual results. The forecasting prepared for the non-current inventory is on a product segment level, which tends to be more reliable as compared to the actual results.

8.
In response to comment 10, you told us a key assumption in your calculation is the 15-year product group life assumption wherein you exclude 5 years of inventory from the allowance and amortize the remaining over 10 years. You told us that of the 265 currently active product lines, only 49 have been on the market for more than 15 years and on average these 49 product lines have been on the market for 19 years. We note that this is only 18%. You also told us based on your analysis, 53 product lines became obsolete at 9.5 years. Since there

Securities and Exchange Commission
December 21, 2016

is variation in the actual time product lines are on the market, please tell us whether you have more persuasive evidence that a 15 year life is appropriate.

Response:

The Company supplementally advises the Staff that we feel that the existing product line history and the ongoing progression and usage of the active product lines is evidence to support the Company’s 15 year product life cycle assumption. We acknowledge that 18% of the product lines launched since the inception of the company in 1985 (53) were obsoleted at 9.5 years however the current weighted average age of the remaining 265 lines (82% of the historical total) is 9.7 years and as each year goes along that weighted average amount increases. In a current review of these 265 product lines, it is our current estimate that no more than 12 of these would become obsolete in the next five years (at an average life cycle of 13.3 years) leading us to a historical average life cycle of 14.5 years of the remaining 253 product lines at the end of 2020. Based on this estimate, at the end of 2020, 253 of the historically launched 314 product lines (80%) would still be active with an average life approaching 15 years. While there are some product lines that will not last 15 years such as the population that have been historically obsoleted, there is a large base of product lines that have proven to last longer than fifteen years and we feel this analysis is clear evidence that from an estimation standpoint that 15 years is reasonable.

9.
Please discuss whether you considered stratifying the population of product groups, such as using the likelihood of short, mid, and long-term obsolescence (based on factors such as product complexity, use of state-of the-art technology, recent changes in technology and alternative treatments, forecasted sales, unique regional laws and regulations, etc.), and set an amortization period for each of those strata.

Response:

The Company supplementally advises the Staff that certain of the above mentioned strata, such as product complexity and changes in technology, are taken into consideration in determining our methodology for the slow moving allowance model as a whole. However, we came to the conclusion and feel that history has proven that the factors that affect the market acceptance and therefore life cycle of a product can’t be reasonably pinpointed to certain technological, market or treatment variables. The slow moving allowance is completed on a global basis because the unique regional laws may affect sale of specific products in that area, but those products could be redeployed in another area and not impact the overall distribution or life.

10.
In response to comment 10, you provided us with a table showing the net change in your inventory allowance for 2015 and 2014. Using 2014 as an example, we note that the net allowance change was $(81,000). We further note that in Schedule II on page 75, the $(81,000) is only shown as a deduction in your inventory allowance for 2014 and there is no charge to costs in that year. In response to comment 1, you told us that inventory allowance charges for the years ended December 31, 2015 and 2014 were $4.9 million and $4.0 million, respectively. Please explain why the inventory allowance charges do not agree.

Response:

The Company supplementally advises the Staff that Schedule II was incorrectly prepared by reporting the net change in the allowance as the deduction. The Company will revise future filings to eliminate the inventory allowance table from schedule II.

Securities and Exchange Commission
December 21, 2016

11.
In response to comment 13 you set forth that you use forecasted cost of goods sold to estimate long-term inventory. Your response does not appear to fully address why this methodology is more appropriate than an analysis based on an item number level and preceding twelve months of sales, given your business model and your methodology for determining slow moving sales. To help us better understand your conclusion, please provide us the amount of long-term inventory for the periods presented based upon the alternative methodology. Please also explain to us any significant differences between the amounts.

Response:

The Company supplementally advises the Staff that the Company believes the use of forecasted cost of goods sold at the reporting segment level is appropriate for this analysis to reasonably estimate the value of inventory expected to be sold in the following twelve months, or current inventory. The use of historical cost of goods sold by item number would underestimate the current inventory as it does not take into consideration the expected future growth fluctuations of reporting segments. Where forecasted sales by item would seem to be the most accurate estimation of current inventory, the item level forecasts have consistently been higher than actual results due to the Company’s focus on product availability. As such the Company believes our forecasts at the reporting segment level is more reliable within the following twelve month time frame, and has proven to be closer to historical experience than an aggregated summary of item level forecasts.

Property and Equipment, page 51

12.
In response to comment 18 you state that you process damaged, lost and sold instruments on a FIFO basis and also use this methodology to determine the useful lives of your instruments. Please respond to the following:

•	Explain to us the level in which you apply your methodology for determining useful lives (i.e., reporting segment, product group, product line, instrument set or individual instrument); and

•
Explain to us why your FIFO basis methodology is an accurate methodology to determine the useful lives of these instruments that considers all relevant factors, including the effects of changes in purchasing patterns, obsolescence of the instrument or related product, technological advances, etc.

Response:

The Company supplementally advises the Staff that:

•
The useful life methodology is determined on a reporting segment level. All of the instruments in a specific reporting segment are used to support implant sales on multiple product lines within the reporting segment. Because of the movement of sets, the lack of unique identifier in the sets, and the interchange of individual instruments in the sets, it would not be possible to identify specific sets and their appropriate lives.

•
The Company believes the FIFO basis methodology is the most appropriate methodology available due to the nature, usage, and deployment of these tools. As previously stated in our responses to Comment 8 and Comment 9 of the letter dated July 25, 2016, the instruments are not specifically

Securities and Exchange Commission
December 21, 2016

identifiable by a unique serial number; therefore, none of the inventory accounting methods requiring specific identification would be appropriate. Since these instrument tools are made with durable material, generally stainless steel and other durable alloys, and are designed to reused frequently during their lives to perform surgeries, we believe it is reasonable and appropriate to assume that the instruments that ultimately become damaged are the result of a high volume of usage and would, therefore, be from the pool(s) in service the longest period of time.

13.
In addition, for your surgical instruments that were purchased during the periods presented, please tell us the amount of instruments that were utilized in new sets versus instruments that were utilized as replacements in existing instrument sets. Please compare the latter to the amount you recorded as lost or damaged inventory for the respective periods.

Response:

The Company supplementally advises the Staff that an exact distinction between instruments used in new sets versus used for replacements of existing instruments is not a metric that the Company is able to track. However, the value of instruments utilized can be estimated based on the assumption that purchases were used to either replace lost or damaged instruments, or to create new sets or sell. During 2014, the Company purchased $13.5 million of instruments and disposed of $4.5 million in gross cost as a result of damage, discrepancy or sale of used instruments resulting in a charge of $0.4 million, net of accumulated depreciation. As such, $9.0 million was estimated to have been used for building of new sets or held for sale. During 2015, the Company purchased $15.5 million instruments and disposed of $2.2 million in gross cost as a result of damage, discrepancy or sale of used instruments resulting in a charge of $0.2 million, net of accumulated depreciation. The remaining instrument purchases were $13.3 million, which was estimated to be used for building of new sets or held for sale.

Form 10-Q for the Quarterly Period Ended March 31, 2016
Item 1. Financial Statements
Note 1. Basis of Presentation, page 6

14.
We note from your response to comment 27 that instruments at company-owned locations are not deemed to be placed in service. We note the re-classed amount is $14.4 million and from Exhibit A there might be more surgical instruments not deemed to be placed in service. Please tell us the total amount of surgical instruments that were not in use as of year-end and why you maintain such a large amount of instruments that are not placed in service. Please also explain to us whether you tested these assets for recoverability under ASC 360-10-35-17 and 35-21 and how you determined the lowest level of these assets under 35-23.

Response:

The Company supplementally advises the Staff that the Company had $20.5 million of instruments not in use as of the end of December 31, 2015, which represents approximately 17% of total capitalized instrumentation. This instrumentation value is generally comprised of newer product launches that may be waiting to begin use, replacement parts waiting to be distributed to the needed locations and those instruments that are held for sale that have been built pursuant to distributor forecasts.

The Company has not identified any triggering events that would have required us to test such assets for impairment. However, the Company believes the asset group under ASC 360-10-35-23 that includes

Securities and Exchange Commission
December 21, 2016

surgical instruments would be the reporting segment level as that group is the lowest level of identifiable cash flows that are independent of the cash flows of other assets and liabilities.

15.
In your response and in future filings, please describe the nature of your arrangements with customers for the loan of the surgical instruments, including which party has the risk of loss, the terms of the “loan,” and the form and amount of any consideration you receive from the holder of these surgical instruments.

Response:

The Company supplementally advises the Staff that the Company does not charge separate consideration for usage of the instruments. The Company’s independent agents have contractual responsibility for any discrepancies, which can result in the agent’s loss of compensation if the surgical instruments are lost. Surgical instruments on loan can be returned to the Company at any time. The Company will clarify the loaner arrangement responsibilities in future filings. The following is the proposed disclosure to be included in the Company’s future filings:

Property and Equipment - Property and equipment is stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over estimated useful lives of the related assets: for machinery and equipment, five years, for surgical instrumentation, seven years, for furniture and fixtures, five years, and for facilities, thirty-nine years. Depreciation expense for the years ended December 31, 2015, 2014, and 2013 was $16.7 million, $16.6 million, and $15.5 million, respectively. Included in depreciation expense, is depreciation on manufacturing equipment, which is expensed to cost of goods sold. Depreciation expense on our surgical instruments is for our instruments that we use both internally and loan to our customers for their use, and is expensed as an operating expense. Maintenance and repairs are charged to expense as incurred.

Our surgical instrumentation, a large part of our property and equipment, is primarily consigned or loaned to hospitals and surgeons without additional compensation. As a result of the use in the field there is an increased risk of loss or damage to the surgical instruments. As such, our independent agents are contractually responsible to compensate us for any discrepancies or loss in our consigned or loaned surgical instrumentation.

Management reviews property and equipment for impairment on a quarterly basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A potential impairment is indicated if the carrying amount of the asset exceeds the expected future cash flows (undiscounted and without interest charges) resulting from use of the asset and its eventual disposition. If an impairment were indicated by this analysis, an impairment charge to reduce the asset to its fair value would be recorded.

If you have any questions, please do not hesitate to call me at (352) 377-1140.

Sincerely,

/s/ Joel C. Phillips

Joel C. Phillips
Chief Financial Officer